NO ACT

P.E.
01/08/2013



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13002100

Received SEC

FEB 25 2013

Washington, DC 20549

February 25, 2013

John B. Beckman
Hogan Lovells US LLP
john.beckman@hoganlovells.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-25-13

Re: Choice Hotels International, Inc.
Incoming letter dated January 8, 2013

Dear Mr. Beckman:

This is in response to your letters dated January 8, 2013 and January 22, 2013 concerning the shareholder proposal submitted to Choice Hotels by Stephen Sacks and Hinda Sacks. We also have received letters from the proponents dated January 13, 2013 and January 24, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/ divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Stephen Sacks
Hinda Sacks

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Choice Hotels International, Inc.
Incoming letter dated January 8, 2013

The proposal requests a "report" on showerheads that deliver no more than 1.75 gallons per minute of flow.

We are unable to concur in your view that Choice Hotels may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal primarily focuses on the significant policy issue of global warming and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Choice Hotels may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Tonya K. Aldave
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

From: Stephen Sacks *** FISMA & OMB Memorandum M-07-16 ***
Sent: Thursday, January 24, 2013 4:31 PM
To: shareholderproposals; john.beckman@hoganlovells.com; Simone_Wu@Choicehotels.com

Subject: Proponent Comments, Choice Hotels International, Inc. Proposal

*** FISMA & OMB Memorandum M-07-16 ***

January 24, 2013

By Electronic Mail
U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
Washington, D.C. 20549

Re: Choice Hotels International, Inc. –Shareholder Proposal Submitted by Stephen and Hinda Sacks

Ladies and Gentlemen:

This letter is written by one of the proponents of the subject proposal and is in response to the January 22, 2013 follow up letter from Hogan Lovells. Comments made will be brief and hopefully will sum up.

In his previous letter the proponent indicated that the thrust of the proposal is global warming, a significant social policy issue, and as such would transcend ordinary business concerns. Indeed the significance of global warming was made clear this week when the subject constituted a paragraph of the inauguration speech. For purposes of getting to the heart of the matter per the Hogan Lovell's letter the proponent will agree that showerheads are ordinary business. The discussion then comes down to the Hogan Lovells' contention that the proposal is about low flow shower heads that could **indirectly** (emphasize mine) affect global warming and not about global warming.

Indeed there are indirect and direct issues. Indirect can refer to mitigation of impacts by say building a wall around Manhattan Island. Direct refers to mitigation by doing something about the warming by reducing greenhouse gas emissions. Wikipedia under global warming mitigation mentions increased energy efficiency. The website Ecomall states that "whenever you save energy you also reduce the demand for...fossil fuels...less burning of fossil fuels also means lower emissions of carbon dioxide ...the primary contributor to global warming". In a mention in About.com, under environmental, issues listing the top ten things you can do to reduce global warming—one is "Use Less Hot Water". In an issue of the journal Technology Review (recently renamed MIT Technology Review) discussing high impact energy research (to the proponents recollection this was motivated at least in part by global warming) one esteemed researcher indicated that energy conservation has a place. A recent January 18, 2013 page A19 column in the Washington Post titled "A climate Manhattan Project" discussed having the National Labs focus on global warming. Several s specific topics were mentioned including carbon capture, alternative energy and social obstacles to energy efficiency. Clearly if you reduce greenhouse gas emissions by means of improved generation of usable energy, carbon capture and storage in the ground or reducing the need for production by reducing energy usage through better efficiency you are having the same impact and are in the same basket— a direct first order impact on global warming. Low flow shower heads significantly reduce the need. This is direct, not indirect.

As a minor point Hogan Lovells writes that there are thousands of other products that may result in reduced energy consumption... Clearly this is a tad of a number exaggeration but is in any case of little importance.

The proponent will mention though that he is not aware of other items (technologies) that rise to the same relevance as shower heads and are appropriate for a stockholder proposal (e.g.not vague).

One other minor point. Hogan Lovells's indicate that they do not doubt the sincerity of the proponent's concern. The proponent will take this as a compliment and state in return that he does not doubt the sincerity of Hogan Lovell's arguments. The proponent humbly believes though that beyond being a well intentioned person he knows something about the issues.

For reasons set forth above, in his prior letter and in the proposal, the proponent remains of the view that the Company should include the proposal in its 2013 proxy materials. The proposal addresses a significant social policy issue in a reasonable manner and as a significant social policy issue transcends any ordinary business concerns. Perhaps global warming should be called **the** significant social policy issue of our times. Clearly the goal posts have moved in the last several years. If you have any questions or need additional information, please feel free to contact me at *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,

Stephen Sacks, Ph.D.



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

January 22, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Choice Hotels International, Inc. - Shareholder Proposal Submitted by Stephen and Hinda Sacks

Ladies and Gentlemen:

We are writing in response to the letter from Stephen Sacks (the "Proponent") to the staff dated January 13, 2013 (the "Response Letter"), in which he expresses his disagreement with our view that Choice Hotels International, Inc. (the "Company") may exclude his proposal (the "Proposal") from the Company's 2013 proxy materials on the ground that the Proposal deals with matters relating to the Company's ordinary business operations.

The Proposal requests that the Company prepare a report on "showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number" and to consider "energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors." As described in our letter of January 8, 2013 (the "No Action Request"), because the Proposal deals with matters relating to the Company's ordinary business operations, the Proposal is excludable under Rule 14a-8(i)(7). The Proponent's letter provides no basis for a different conclusion.

A. The Focus and Thrust of the Proposal is Not Global Warming.

The Proponent states in his Response Letter that "[t]he thrust of the subject proposal is global warming." This statement is inaccurate. The Proposal is about low-flow showerheads, which like thousands of other products that may result in reduced energy consumption, *could* indirectly affect global warming. Arguing in the supporting statement that a particular product is

\\DC - 031091/000001 - 4107558 v5

one of the possible "contributors to a solution" to global warming does not transform a proposal seeking to micro-manage the Company's business operations into a proposal about global warming. In *Marriott International, Inc.* (March 17, 2010, *recon denied* April 19, 2010), which we cited in our No-Action Request, in considering a proposal substantially similar to the Proposal, the staff concluded that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." The same reasoning and conclusion are appropriate here.

We do not doubt the sincerity of the Proponent's concern about and interest in global warming, but the invocation of concerns about global warming as a motivation for a shareholder proposal does not remove its subject from the realm of ordinary business operations. *See Best Buy* (March 21, 2008) (allowing exclusion of a proposal requesting the board to prepare a report on the goals and timeframes for increasing the use of FSC-certified fiber and recycled fiber, and estimating avoided greenhouse gas emissions from such activities, as relating to ordinary business operations); *General Motors Corporation* (March 30, 2005) (allowing exclusion of a proposal recommending the board publish annually a report regarding global warming which would include information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); *Ford Motor Company* (March 2, 2004) (allowing exclusion of a proposal recommending that the board publish annually a report regarding global warming which would include information on temperatures, atmospheric gases, sun effect, carbon dioxide production, carbon dioxide absorption, and costs and benefits at various degrees of heating or cooling, as relating to ordinary business operations); and *Sprint Corporation* (February 6, 2002) (allowing exclusion of a proposal for a report on the feasibility of using recycled paper, as relating to ordinary business operations).

B. The Proposal Targets Matters Relating to the Company's Ordinary Business Operations.

The Proponent is mistaken regarding what activities are and are not part of the Company's ordinary business operations. The Proponent states:

> "The business model of Choice Hotels is that of franchising hotels and undertaking other related functions such as maintaining an online reservation system and removing from the Choice Hotel family nonperforming hotels...What [the Company] do[esn't] do to the proponents knowledge is manage or own hotels. This is unlike the Marriott International example discussed by Hogan Lowells [*sic*] -- Marriott manages hotels and can direct hotels to install new plumbing items of a certain type and when to install them. Choice franchised hotels can decide what to install. What is described in the proposal is something of concern to Choice, something they can influence and something, if they wish, they can give increased oversight and guidance. ***But details like final shower***

\\DC - 031091/000001 - 4107558 v5

> ***head selection are not to the proponents knowledge now a core business function."*** *(emphasis added)*

In essence, the Proponent is trying to distinguish the *Marriott International* precedent by claiming that showerhead selection at the Company's franchised hotels is not within the Company's ordinary business operations since the Company does not own or manage the hotels. While we disagree with the legal proposition and conclusion that a proposal cannot be excluded under Rule 14a-8(i)(7) if the matter to which the proposal relates is not currently a core business function, that issue is not presented here because, contrary to the Proponent's assertion, the Company is involved in the selection of showerheads for use in its franchised hotels. In fact, the Company is involved in many aspects of room design, furnishings and fixtures (including the establishment of criteria regarding the selection of showerheads and other bathroom fixtures) in its franchised hotels. In order to establish and maintain brand standards among its franchised hotels, the Company has developed detailed policies, procedures, programs, and guidelines for the appearance and functionality of its franchised hotel rooms which are different for each of the Company's hotel brands. These proprietary policies, procedures, programs, and guidelines use a variety of methods, including financial or other incentives and, in some cases, financial or other penalties, to ensure that the hotel rooms in its franchised hotels adhere to detailed specifications as to room design, furnishing and fixtures. This includes certain minimum specifications for showerheads.

For the reasons set forth above and in our prior letter, we remain of the view that the Company may exclude the Proposal from its 2013 proxy materials.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5464 or john.beckman@hoganlovells.com.

Sincerely,



John B. Beckman

cc: Stephen and Hinda Sacks
Simone Wu (Choice Hotels International, Inc.)

From:	Stephen SacksISMA & OMB Memorandum M-07-16 ***
Sent:	Sunday, January 13, 2013 5:04 PM
To:	shareholderproposals
Cc:	Simone_Wu@Choicehotels.com; john.beckman@hoganlovells.com
Subject:	Choice Hotel Proposal; Proponent Comments to Hogan Lovells' Jan 8 Ltr.

*** FISMA & OMB Memorandum M-07-16 ***

ISMA & OMB Memorandum M-07-16 ***

January 13, 2013

By Electronic Mail--Six Additional Copies by Conventional Mail

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
Washington, D.C.

Re: Choice Hotels International --Shareholder Proposal submitted by Stephen and Hinda Sacks

Ladies and Gentlemen:

This letter is written by one of the proponents --comments are provided on a January 8 letter by Hogan Lovells..**The thrust of the subject proposal is global warming**. Global warming is almost unarguably the most important current social policy issue. The social policy concern is the health and welfare of the earth. The discussion in the proposal states-- "Most scientists and engineers who have studied the data....have concluded that global warming is a major problem of our times. Greenhouse gasses resulting from burning fossil fuels used to heat water are a major contributor to global warming. . ...Typical showers require much more hot water and consume a significant fraction of the energy used in hotels. ...Times have changed. The latest studies of global warming indicate that proactive efforts are required." The "resolved" part of the proposal concerns the proactive effort that would make a contribution to doing something about global warming. The nexus of global warming to shower heads is that less hot water waste in showers results in a reduced need to produce energy and reduced greenhouse gas emissions. Hypothetically the offending sources of greenhouse gases could come offline first--the impact may therefore be nonlinear. Obviously some thousands of hotel rooms are but a small increment to this end. But it is a start.

Writing in section E Hogan Lovells appear to recognize the proposals public policy implications but say that it touches upon such a matter. They do not present any discussion as to why it just touches. Just saying this does not make it true. The trust of the proposal is global warming. It does however touch on several other issues such a saving water--another social policy issue.

To know that global warming is accelerating in significance one only has to read the daily paper. Or if one doubts the scientific basis one only has to look at changing weather patterns and 2012 being the hottest year on record. Also global warming is of distinct interest to the Administration. Specifically the SEC (The Commission) has indicated an interest in a different context through requirements for company disclosures (New York Times, January 27, 2010, SEC Adds Climate Risk to Disclosure List).

It is the proponents understanding that significant and overriding social policy issues can transcend ordinary business concerns. Global warming, the thrust of this proposal, is a significant and overriding

sôcial pólicy issue. It is far more significant than it was just a few years ago. It is hard to imagine in 2013 one more significant.

Hogan Lovells' comments A-F all are based on the Ordinary Business concern and as indicated above are therefore transcended by the significant social policy concern of global warming. Some discussion however will still be provided.

The business model of Choice Hotels is that of franchising hotels and undertaking other related functions such as maintaining an online reservation system and removing from the Choice Hotel family nonperforming hotels.They do this very well. What they don't do to the proponents knowledge is manage or own hotels. This is unlike the Marriott International example discussed by Hogan Lowells --Marriott manages hotels and can direct hotels to install new plumbing items of a certain type and when to install them. Choice franchised hotels can decide what to install. What is described in the proposal is something of concern to Choice, something they can influence and something, if they wish, they can give increased oversight and guidance. But details like final shower head selection are not to the proponents knowledge now a core business function. It is the proponents understanding that ordinary business functions mean core business functions. The proponent is not going to write about what he does not understand--can a core business exclusion pertain to a non core business function? If it can't the Hogan Lowells argument is not valid.

Items A and B together. Item A of Hogan Lovells' discussion pertains to ordinary business as related to R&D. Item B relates to ordinary business concerns as to choice of technology. A and B will be addressed together. To the proponents knowledge the Choice business model does not include significant R&D. Shower head research is left to manufacturers. To the proponents knowledge selection of technology products in the Choice Hotels business model is in the final analysis is left the hotels. The proponent recognizes, however, that the main focus here is the resolved part of the proposal. Hogan Lovells presents this as micromanagement and indicates it is substantially similar to the Marriott International case. The proponents believe that the proposal just touches on micromanagement. There are significant differentiation from the Marriott case including the fact that in the Marriott International case the proposal revolved around Marriott undertaking a specific physical action--testing shower heads with specific characteristics. The Choice proposal revolves around writing a report. Logic says there are differences. In writing a report you can say that such and such is not pertinent. You can say you can do a better analysis on paper showing savings from a continuous distribution of shower heads of decreasing flows. When you actually test something you have to test something specific. Writing a report is far less onerous and far more flexible. A report of this nature just touches on micromanagement.

Re item C--ordinary business because it relates to the company's franchise operations as to guest opinions etc. Since the proposal asks the company to write a report rather than specifically take an action a report could simply say that it is inappropriate to address this matter. The same logic pertains to other concerns. In this case, however, hotels basically do this now when they ask guests via email for comments and ratings including comments on the bathroom.

Item D. The proponent did not say in the proposal that it should not be exempt from the ordinary business because it relates to a report.The item under review is just the proposal. The proponent will state, however, that he was incorrect in his thinking regarding the relationship of a report to the ordinary business exclusion. The proponent is appreciative of Hogan Lovell pointing out the 1983 Commission Release on the matter. There are however significant differences between requesting a report and asking that a specific action be taken such as the previous mention that in a report one can simply write that it is inappropriate to query quests on a subject. This becomes part of the report.

Item E--Ordinary business as relates to a significant policy issue. This is already addressed in the discussion of social policy concerns.

CONCLUSION

The importance of global warming, a social policy issue, has magnified in recent weeks and months. It has become even more clear that this issue transcends any ordinary business concerns. In any case, per the proponents discussion of items A-E, there may not in actuality be any ordinary business concerns.The proponents request that the staff and Commission allow the proposal to go forward.

If you have any questions or need additional information please do not hesitate to contact me (Stephen Sacks) at *** FISMA & OMB Memorandum M-07-16 *** When a written response on this matter is available it would be appreciated if you could send a copy to the above email address.

Sincerely yours,

Stephen Sacks

cc. Simone Wu (Choice Hotels International)
John Beckman (Hogan Lovell)



Hogan Lovells US LLP
Columbia Square
555 Thirteenth Street, NW
Washington, DC 20004
T +1 202 637 5600
F +1 202 637 5910
www.hoganlovells.com

Rule 14a-8(i)(7)

January 8, 2013

BY ELECTRONIC MAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Choice Hotels International, Inc. – Shareholder Proposal Submitted by Stephen and Hinda Sacks

Ladies and Gentlemen:

On behalf of Choice Hotels International, Inc. (the "Company"), we are submitting this letter pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 (the "Exchange Act") to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its proxy materials for its 2013 annual meeting of stockholders (the "2013 proxy materials") a shareholder proposal and statement in support thereof (the "Proposal") received from Stephen and Hinda Sacks (the "Proponents"). We also request confirmation that the staff of the Division of Corporation Finance will not recommend to the Commission that enforcement action be taken if the Company omits the Proposal from its 2013 proxy materials for the reasons discussed below.

A copy of the Proposal and related correspondence is attached hereto as *Exhibit A*.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB No. 14D"), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), a copy of this letter and its exhibits also is being sent to the Proponents. Rule 14a-8(k) and SLB No. 14D provide that a shareholder proponent is required to send the company a copy of any correspondence which the proponent elects to submit to the Commission or the staff. Accordingly, we hereby inform the Proponents that the Company and the undersigned should receive a concurrent copy of any additional correspondence submitted to the Commission or the staff relating to the Proposal.

The Company currently intends to file its definitive 2013 proxy materials with the Commission on or about March 29, 2013.

THE PROPOSAL

The Proposal requests that the Company's shareholders approve the following resolution:

"Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5 gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered."

Rule 14a-8(i)(7) – The Proposal Deals with Matters Relating to the Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits the exclusion of a shareholder proposal that "deals with a matter relating to the company's ordinary business operations." In the Commission's release accompanying the 1998 amendments to Rule 14a-8, the Commission identified two central considerations that underlie the ordinary business exclusion. The first was that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration related to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See Exchange Act Release No. 40018* (May 21, 1998) (the "1998 Release") (*citing Exchange Act Release No. 12999* (November 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be omitted from the Company's 2013 proxy materials as relating to the Company's ordinary business operations.

Further, the fact that the Proposal requests a report rather than specific action does not save it from exclusion. As discussed below, the Commission and the staff will consider whether the underlying subject matter of the report involves ordinary business matters in assessing its excludability. Therefore, to the extent the Proposal requests a report rather than direct action, it is nevertheless subject to exclusion under Rule 14a-8(i)(7) as relating to the Company's ordinary business.

A. *The Proposal involves ordinary business operations because it relates to the manner in which the Company conducts product research, development and testing.*

The Proposal requests the Company to report to shareholders on showerheads involving specific technology. That is, showerheads that "deliver no more than 1.75 gallons per minute (gpm) of flow..." and include a "mechanical switch that will allow for full water flow to almost no flow." Accordingly, the Proposal relates to the Company's research, development and testing with respect to products that are provided to guests at the Company's franchised hotels.

The staff has consistently allowed exclusion of proposals that relate to product research, development and testing. Recently, in considering a proposal substantially similar to the Proposal, the staff agreed that a proposal requiring the installation of showerheads that deliver no more than 1.6 gallons per minute of flow in several test properties "seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." *Marriott International, Inc.* (March 17, 2010, *recon. denied* April 19, 2010). The staff in that case noted that "the proposal would require the company to test specific technologies that may be used to reduce energy consumption." The Proposal would require the Company to do precisely the same thing. *See also PepsiCo, Inc.* (February 28, 2012) (excluding a proposal requesting a corporate policy that recognizes human rights and employs specific ethical standards in both private and collaborative research and development agreements because "proposals concerning product research, development, and testing are generally excludable under rule 14a-8(i)(7)"); *Applied Digital Solutions* (April 25, 2006) (excluding a proposal requesting a report on the sale and use of RFID technology and its impact on the public's privacy, personal safety and financial security was excludable as relating to ordinary business operations (*i.e.*, product development)); *Pfizer Inc.* (January 23, 2006) (excluding a proposal requesting a report on the effects of certain medications on ordinary business grounds as relating to "product research, development and testing"); *Burlington Northern Santa Fe Corp.* (January 22, 1997) (excluding a proposal requesting a report on the status of the research and development of a new safety system for railroads because the proposal concerned the development and adaptation of new technology); *Union Pacific Corp.* (December 16, 1996) (excluding a proposal seeking a report on the research and development of a train management and safety system as relating to "the development ... of new technology"); *E. I. du Pont de Nemours & Co.* (March 8, 1991) (excluding a proposal seeking to accelerate the elimination of the company's use of certain chemicals and the research of alternatives because "the thrust of the proposal appears directed at those questions concerning the timing, research and marketing decisions that involve matters relating to the conduct of the [c]ompany's ordinary business operations"); and *Chrysler Corp.* (March 3, 1988) (excluding a proposal seeking information on the feasibility of developing an electric vehicle for mass production as relating to "determining to engage in product research and development").

The research and testing of low-flow showerheads involve complex matters about which shareholders are not in a position to make an informed judgment. As such, the Proposal is an attempt to micro-manage the Company's product research and development, which is part of the Company's ordinary business operations. Accordingly, the Proposal may be excluded pursuant to Rule 14a-8(i)(7).

B. ***The Proposal involves ordinary business operations because it relates to the Company's decisions regarding choice of technology.***

In addition, the Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it seeks to involve shareholders in decisions regarding technologies which the Company uses in its business. Complex business decisions relating to the types of technologies a company should use in its business operations are no less appropriate for shareholder consideration than decisions concerning product research, development and testing. Decisions concerning technologies to be used in a company's business operations require the judgment of experienced management and experts to evaluate the complex operational and business considerations. Such matters fall within the purview of management, which has the necessary skills, knowledge and resources to make informed decisions. Accordingly, the staff has agreed that such proposals may be excluded under Rule 14a-8(i)(7). *See, e.g., AT&T Inc.* (February 13, 2012) (excluding a proposal requesting a report on actions the company is taking to address public concern about inefficient consumption of electricity by set-top boxes and the company's efforts to develop new energy efficient set-top boxes because "proposals that concern a company's choice of technologies...are generally excludable under rule 14a-8(i)(7)"); *CSX Corp.* (January 24, 2011) (excluding a proposal requesting that the company develop a kit that would allow CSX to convert the majority of its locomotive fleet to a more efficient system as relating to the company's ordinary business because "proposals that concern a company's choice of technologies for use in its operations are generally excludable under rule 14a-8(i)(7)"); and *WPS Resources Corp.* (February 16, 2001) (excluding a proposal requesting that the company develop some or all of eight specified plans including "deploying small-scale cogeneration technologies" because the proposal related to "the choice of technologies").

For the reasons set forth above, the Proposal is excludable under Rule 14a-8(i)(7).

C. *The Proposal involves ordinary business operations because it relates to the Company's franchisee relations.*

The Proposal requests that the Company prepare a report on "showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number" and to consider "energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors." By requesting that the Company "anticipate guest and hotel owner reaction" the Proposal would force the Company to consider and assess opinions, preferences and concerns of both guests of the Company's franchised properties, and franchisees that own such properties. In essence, the Company's hotel franchisees are its customers and the Proposal seeks to interfere with how the Company manages the relationship between the Company and its hotel franchisee customers.

Because the Company is a hotel franchisor, and generates revenues, income and cash flows primarily from initial, relicensing and continuing royalty fees attributable to its franchise agreements, establishing and maintaining relationships with hotel franchisees is a fundamental part of the Company's business operations. Like a company's relationships with employees and customers, the Company's relationships with its franchisees is a central and ongoing management function that requires the consideration of complex business decisions beyond the scope of matters to be addressed by shareholders. By seeking to interfere with the Company's relationship with its franchisees the Proposal seeks to micro-manage the Company's ordinary business operations. The staff has routinely permitted exclusion of proposals that interfere with a company's customer or employee relations. *See, e.g., WorldCom, Inc.* (April 4, 2002) (excluding a proposal requesting disclosures regarding customer billing disputes and the retention of an independent auditor to contact and audit each customer's account because the proposal related to various ordinary business matters, including "customer relations"); *Wal-Mart Stores, Inc.* (March 27, 2001) (excluding a proposal requesting annual customer meetings because the proposal related to Wal-Mart's customer relations); *OfficeMax, Inc.* (April 17, 2000) (excluding of a proposal requesting that OfficeMax retain an independent consulting firm to measure customer and employee satisfaction because the proposal related to customer (and employee) relations); and *AMERCO* (July 21, 2000) (excluding of a proposal requesting a "U-Haul Dealer Forum" to, among other things, "gain valuable feedback on customer perceptions and problems" because the proposal related to "customer and dealer relations").

The Proposal seeks to impede upon the Company's relations with its franchisees which are the Company's customers. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

D. ***The Proposal is excludable as relating to ordinary business operations even though it asks for a report.***

Although the Proposal seeks a report on low-flow showerheads, as opposed to seeking to require the installation of low-flow showerheads, the Proposal is still excludable under Rule 14a-8(i)(7). As the Commission noted in *Exchange Act Release No. 20091* (August 16, 1983) (the "1983 Release"), discussing the predecessor to Rule 14a-8(i)(7):

> "The Commission did not propose any change to existing [Rule 14a-8(i)(7)], but did propose a significant change in the staff's interpretation of that rule. In the past, the staff has taken the position that proposals requesting issuers to prepare reports on specific aspects of their business or to form special committees to study a segment of their business would not be excludable under [Rule 14a-8(i)(7)]. Because this interpretation raises form over substance and renders the provisions of paragraph [(i)(7)] largely a nullity, the Commission has determined to adopt the interpretative change set forth in the Proposing Release. Henceforth, ***the staff will consider whether the subject matter of the special report or the committee involves a matter of ordinary business; where it does, the proposal will be excludable*** under Rule [14a-8(i)(7)]." *1983 Release*. (emphasis added)

As the precedent cited in Section A above makes clear, the staff has routinely permitted exclusion of proposals that request a report concerning ordinary business operations. Accordingly, the Proposal is excludable under Rule 14a-8(i)(7).

E. ***The Proposal is excludable as relating to ordinary business operations regardless of whether it involves a significant policy issue.***

Moreover, the fact that a proposal may touch upon a matter with possible public policy implications does not preclude exclusion under Rule 14a-8(i)(7). Consistent with the 1998 Release, the staff has permitted exclusion of a proposal when it relates to micro-managing a company's ordinary business operations, even if it also touches on a significant policy issue.

In the *Marriott* letter discussed in Section A above, the proponent argued that low-flow showerheads would help address global warming. However, the company pointed out that the proposal, if adopted, would affect a range of management practices beyond those relating to global warming. The staff concluded that "although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." *Id.*

The same reasoning and conclusion are appropriate here. Although the Proponents seek a report on specific low-flow showerheads, and the Proposal's supporting statement discusses global warming (similar to *Marriott*), the subject matter of the Proposal still seeks to micromanage complex issues that are inappropriate for shareholder action. Accordingly, as in *Marriott*, the Proponents attempt to use a social policy argument in the supporting statement of the Proposal in order to require the Company to report on specific research and development activities, which involve the Company's ordinary business operations.

CONCLUSION

For the reasons stated above, it is our view that the Company may exclude the Proposal from its 2013 proxy materials under Rule 14a-8(i)(7). We request the staff's concurrence in our view or, alternatively, confirmation that the staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal.

If you have any questions or need additional information, please feel free to contact me at (202) 637-5464. When a written response to this letter is available, I would appreciate your sending it to me by e-mail at john.beckman@hoganlovells.com or by fax at (202) 637-5910.

Sincerely,



John B. Beckman

cc: Stephen and Hinda Sacks
Simone Wu (Choice Hotels International, Inc.)
C. Alex Bahn (Hogan Lovells US LLP)

Enclosures

<u>Exhibit A</u>

Copy of the Proposal and Related Correspondence

*** FISMA & OMB Memorandum M-07-16 ***

October 19, 2012

Simone Wu, Corporate Secretary
Choice Hotels International, Inc
Silver Spring, MD 20901

Dear Ms Wu:

Please find enclosed my stockholder proposal to be voted on at the next annual meeting of Choice Hotels International. In accord with SEC regulations, the proposal and discussion are under 500 words. Also, on the date of this mailing I along with my wife, own 80 shares of Choice Hotels with a market value over $2,000. The value has not fallen below $2,000 in the past 60 days. We have owned these shares for over one year as required by the SEC. A letter from Fidelity Investments that is attached will confirm this ownership. Also in accord with SEC requirements we will not buy or sell shares before the annual meeting. I plan to present the proposal at the next annual meeting in any format you require. This is being submitted in advance of the November required submission date, November 28, 2012, indicated in an April 30, 2012 email to me from Mr. Limage.

The proposal deals with global warming and climate change which are of great concern to me. The proposal provides for the company to write a report on the use of showerheads with a maximum flow rate of 1.75 gallons per minute or a lower flow rate with or without an integral on-mostly off switch. Note that the proposal calls for writing a report rather than undertaking an action such as installing showerheads. The proposal is formulated in this manner so as not to address ordinary business of the company which could concern the SEC. Also, since global warming and climate change are clearly social welfare issues, I am confident the SEC will find this proposal acceptable if acceptability becomes an issue.

I would be delighted to have this proposal receive a favorable recommendation from the Board of Directors. I believe the board would want to look at this proposal in that manner for three reasons. First, global warming is one of the most important issues of our time. A reduction of the energy needed to heat hot water for a shower (a significant use of water in hotels) will impact global warming. Incidentally there are showerheads on the market that give a good shower experience comparable to higher flow rate products. The second reason is that a reduction in water usage and a reduction in energy used to heat water will be cost savings for hotels. The third reason is good public relations since it is quite possible that the media will take an interest in the proposal. Please note for the record note that while I don't believe it is an SEC concern, I do not have any business, financial, investment or similar relationships to showerheads.

For phone discussion my home number is *** FISMA & OMB Memorandum M-07-16 ***

Sincerely yours,

Stephen Sacks

Stephen Sacks, Ph.D.

Shareholder Proposal, Stephen and Hinda Sacks

Shareholder Proposal of Stephen Sacks and Hinda Sacks of Clifton, Virginia who jointly own 80 shares of Choice Hotels International

Resolved: Choice Hotels International Inc. shall write a report on showerheads that deliver no more than 1.75 gallons per minute (gpm) of flow-or a lower number (such as 1.6 and/or 1.5gpm). A mechanical switch that will allow for full water flow to almost no flow shall be considered. Energy usage, anticipated guest and hotel owner reaction, installation logistics and related factors shall be considered.

Discussion: Most scientists and engineers who have studied the data and the technical underpinnings have concluded that global warming is a major problem of our time. Greenhouse gasses resulting from burning fossil fuels used to heat water are a major contributor to global warming. Think how long a stove burner takes to heat a pot of water. Typical showers require much more hot water and consume a significant fraction of the energy used in hotels. Additionally, fossil fuel usage has strategic, balance of payments and environmental implications. Simply reducing water consumption is also a benefit.

The hotel industry has reduced energy consumption. Indeed, saved energy is a cost savings. But has enough been done? Changes made to date have generally been transparent to the guest. Understandably, perhaps because of undue concern with anticipated perceptions of some guests, concerns that may never materialize, there can be hesitancy to taking additional steps. Times have changed. The latest studies of global warming indicate that proactive efforts are required. Guests may welcome what is proposed. Hotel profitability will increase. Well performing maximum 1.75 gpm showerheads (or lower) are on the market. In some fluid mechanics effects are utilized to improve the shower experience. Shower quality, effectiveness and experience may be no different than that of a higher flow rate showerhead. An on to mostly off showerhead switch will significantly contribute to lowered energy consumption and is a possible option. Installation will take minutes.

I have a Ph.D. degree in Mechanical Engineering. I have followed the global warming discussion for years, have worked in the energy field and am aware of pertinent engineering and other trade-offs. What is being proposed is not a total solution, but is one of the simplest and most cost effective contributors to a solution. I urge stockholders to vote in favor of this resolution to have Choice Hotels International write a report addressing the subject and issues.



October 10, 2012

Stephen Sacks
Hinda F. Sacks

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Sacks:

Thank you for contacting Fidelity Investments for account information. We appreciate the opportunity to assist you. Please accept this letter in reference to your Fidelity Account ending in *** FISMA & OMB Memorandum M-07-16 ***

Below is the financial event summary of the security Choice Hotel Intl. Inc. New (CHH) held in the aforementioned account.

Event Date	Transaction Text	Event Qty	Event Amt
10/19/2011	Buy	80	$2,680.75

I can confirm that you currently hold this security, and have not bought or sold CHH since your original purchase on October 19, 2011.

Please note that the enclosed letter contains information as of October 10, 2012, and may be subject to change pending any new and subsequent transactions in the same security.

I hope you find this information helpful. For any other issues or general inquiries regarding your account, please contact your Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Lauren Massicotte

Lauren Massicotte
High Net Worth Operations

Fidelity Brokerage Services LLC, Member NYSE, SIPC

Our File: W688357-10OCT12

Fidelity Brokerage Services LLC
Fidelity Personal Investments

Mailing Address:
1861 International Drive, Suite 100
McLean, VA 22102
Office Address:
1861 International Drive, Suite 100
McLean, VA 22102

Phone: 800 543-8736, Ext. 52013
703 893-1008

CHOICE HOTELS
INTERNATIONAL

Simone Wu
Senior Vice President,
General Counsel and Secretary

November 6, 2012

Via FedEx

Stephen and Hinda Sacks

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Sacks:

We are in receipt of your letter dated October 19, 2012, to which you attached a shareholder proposal as well as a letter from Fidelity Investments. Your correspondence was received in our offices on October 25, 2012.

As you know, Rule 14a-8(b) under the Securities Exchange Act of 1934 provides that, to be eligible to submit a shareholder proposal, a proponent must have continuously held a minimum of $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year prior to the date the proposal is submitted. Because you are not a record holder of Choice Hotels International, Inc. common stock, you may substantiate your ownership in either of two ways:

1. you may provide a written statement from the record holder of the shares of Choice Hotels International, Inc. common stock beneficially owned by you, verifying that, on October 19, 2012, when you submitted the Proposal, you had continuously held, for at least one year, the requisite number or value of shares of Choice Hotels International, Inc. common stock; or

2. you may provide a copy of a filed Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or any amendment to any of those documents or updated forms, reflecting your ownership of the requisite number or value of shares of Choice Hotels International, Inc. common stock as of or before the date on which the one-year eligibility period began, together with your written statement that you continuously held the shares for the one-year period as of the date of the statement.

The staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission recently provided guidance to assist companies and investors with complying with Rule 14a-8(b)'s eligibility criteria. This guidance, contained in Staff Legal Bulletin Nos. 14F (CF) (October 19, 2011) and 14G (October 16, 2012), clarifies that proof of ownership for Rule 14a-8(b) purposes must be provided by the "record holder" of the securities, which is either the person or entity listed on the Company's stock records as the owner of the securities or a DTC participant (or an affiliate of a DTC participant).

10750 Columbia Pike • Silver Spring, Maryland 20901 • Phone 301.592.5188 • Fax 301.592.6783 • simone_wu@choicehotels.com

We have reviewed the letter you provided from Fidelity Investments and have concluded that the letter does not provide adequate proof of your ownership of Choice Hotels International, Inc. common stock for purposes of Rule 14a-8(b). Neither Fidelity Investments, nor any of the other entities whose names appear on the letter (Fidelity Brokerage Services LLC and Fidelity Personal Investments), are DTC participants. Moreover, the letter does not identify any DTC participant or state that Fidelity Investments is an affiliate of any identified DTC participant. Accordingly, we do not believe that the letter from Fidelity Investments provides adequate verification of your ownership of Choice Hotels International, Inc. common stock under Rule 14a-8(b).

Moreover, the letter from Fidelity Investments states that you held 80 shares of Choice Hotels International, Inc. common stock from October 19, 2011 through October 10, 2012. Because the letter from Fidelity speaks as of October 10, 2012, and your proposal was submitted on October 19, 2012, you have not demonstrated that you held the requisite amount of Choice Hotels International, Inc. common stock for a one-year period up to, and including the date your proposal was submitted, as required by Rule 14a-8(b).

To correct these deficiencies, please provide a written statement from a record owner (which may be a DTC participant or an affiliate of an identified DTC participant) through which your shares are held, verifying that on **October 19, 2012**, you had continuously held at least $2,000 in market value, or 1%, of Choice Hotels International, Inc. common stock for at least one year up to, and including, such date. Pursuant to Rule 14a-8(f), you must correct this deficiency with a response that is postmarked, or transmitted electronically, no later than 14 calendar days after you receive this notice.

In accordance with SEC Staff Legal Bulletin Nos. 14 and 14B, a copy of Rule 14a-8, including Rule 14a-8(b), is enclosed for your reference.

Please do not hesitate to call me at 301-592-5188 if you have any questions.

Sincerely,



Simone Wu

Enclosures

§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§ 240.13d-101), Schedule 13G (§ 240.13d-102), Form 3 (§ 249.103 of this chapter), Form 4 (§ 249.104 of this chapter) and/or Form 5 (§ 249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§ 249.308a of this chapter), or in shareholder reports of investment companies under § 270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under § 240.14a-8 and provide you with a copy under Question 10 below, § 240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including § 240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§ 229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by § 240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by § 240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, § 240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under § 240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

11/20/2012 11:10 FAX

Fidelity Institutional

Mail: PO Box 770001, Cincinnati, OH 45277-0045
Office: 500 Salem Street, Smithfield, RI 02917



November 20, 2012

Stephen Sacks
Hinda F. Sacks

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. and Mrs. Stephen Sacks,

Thank you for choosing Fidelity Investments. We appreciate your business.

National Financial Services LLC is a Fidelity Investments subsidiary responsible for the execution, reporting, and clearing of listed equity, option, and non-Fidelity mutual fund orders that are sent from the central phone sites, investor centers, and correspondent banks.

Our records indicate that you purchased 80.000 shares of Choice Hotel Intl Inc (CCH) on October 19, 2011, in your Fidelity Joint account ending in *** FISMA & OMB Memorandum M-07-16 ***

I can confirm that you have not bought or sold CCH since your original purchase date of October 19, 2011, up until the close of business on November 19, 2012.

Please note that the history provided contains information as of the close of business on November 19, 2012, and may be subject to change pending any new and subsequent transactions in the same security.

Mr. and Mrs. Stephen Sacks, I hope you find this information helpful. If you have any questions regarding this issue or general inquiries regarding your account, please contact your Private Client Group team at 800-544-5704 for assistance.

Sincerely,

Brad LaFleur
High Net Worth Operations

Our File: W477707-19NOV12

National Financial Services LLC, Fidelity Brokerage Services LLC, both members NYSE, SIPC